Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth Quarter and

Fiscal Year 2023 Unaudited Financial Results

BEIJING, China, March 21, 2024 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2023.

Fourth Quarter 2023 Highlights1

•
Net revenues were RMB47.3 million (US$6.7 million), compared with net revenues of RMB39.6 million in the fourth quarter of 2022.
•
Gross margin was 43.4%, compared with 52.1% in the fourth quarter of 2022.
•
Net loss was RMB98.4 million (US$13.9 million), compared with net loss of RMB103.1 million in the fourth quarter of 2022.
•
Net loss as a percentage of net revenues was negative 207.9% in the fourth quarter of 2023, compared with negative 260.7% in the fourth quarter of 2022.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB16.6 million (US$2.3 million), was RMB81.8 million (US$11.5 million), compared with adjusted net loss (non-GAAP) of RMB70.1 million in the fourth quarter of 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 172.8% in the fourth quarter of 2023, compared with negative 177.3% adjusted net loss (non-GAAP) as a percentage of net revenues in the fourth quarter of 2022.

Fiscal Year 2023 Highlights

•
Net revenues were RMB171.0 million (US$24.1 million), compared with net revenues of RMB531.1 million in 2022.
•
Gross margin was 47.2%, compared with 61.2% in 2022.
•
Net loss was RMB311.8 million (US$43.9 million), compared with net loss of RMB177.9 million in 2022.
•
Net loss as a percentage of net revenues was negative 182.4% in 2023, compared with negative 33.5% in 2022.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB83.7 million (US$11.8 million), was RMB228.1 million (US$32.1 million), compared with adjusted net loss (non-GAAP) of RMB48.3 million in 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 133.4% in 2023, compared with negative 9.1% of adjusted net loss as a percentage of net revenues in 2022.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In this quarter, our teaching and learning SaaS business continued to make solid progress and achieved revenue growth compared to the previous quarter and year-on-year growth in quarterly revenues. We also managed to win orders from additional groups of clients to expand our potential client base.”

“As we continue to refine our business structure, the synergistic collaboration across our business segments has ushered in a more streamlined operation. We consistently enhance the user experience and efficacy of our platform, delivering competitive digital products and comprehensive solutions to our customers,” he concluded.

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “In this quarter, our teaching and learning SaaS business generated increasing revenue compared to the same quarter last year, signifying consistent client satisfaction and further development. We are also meticulously managing our expenses to further improve operational efficiency. We are confident that our SaaS billing model is gaining recognition from our clients, helping us build a healthier and recurrent business as we enhance our service offerings and customer satisfaction.”

Fourth Quarter 2023 Unaudited Financial Results

Net Revenues

Net revenues for the fourth quarter of 2023 were RMB47.3 million (US$6.7 million), representing a year-over-year increase of 19.7% from RMB39.6 million in the fourth quarter of 2022. This was mainly due to the increased number of teaching and learning SaaS contracts and the recurring revenue generated from ongoing projects.

Cost of Revenues

Cost of revenues for the fourth quarter of 2023 was RMB26.8 million (US$3.8 million), representing a year-over-year increase of 41.4% from RMB18.9 million in the fourth quarter of 2022, which was mainly attributed to a higher proportion of deliveries in our teaching and learning SaaS projects during the quarter, as well as a partial contribution from hardware upgrades.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2023 was RMB20.6 million (US$2.9 million), remain unchanged from RMB20.6 million in the fourth quarter of 2022.

Gross margin for the fourth quarter of 2023 was 43.4%, compared with 52.1% in the fourth quarter of 2022.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2022		2023			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	17,562	44.4%	29,903	4,212	63.2%	70.3%
Research and development expenses	51,792	130.9%	40,930	5,765	86.4%	-21.0%
General and administrative expenses	71,607	181.0%	52,000	7,324	109.8%	-27.4%
Total operating expenses	140,961	356.3%	122,833	17,301	259.4%	-12.9%

Total operating expenses for the fourth quarter of 2023 were RMB122.8 million (US$17.3 million), including RMB16.6 million (US$2.3 million) of share-based compensation expenses, representing a year-over-year decrease of 12.9% from RMB141.0 million in the fourth quarter of 2022.

Sales and marketing expenses for the fourth quarter of 2023 were RMB29.9 million (US$4.2 million), including RMB2.9 million (US$0.4 million) of share-based compensation expenses, representing a year-over-year increase of 70.3% from RMB17.6 million in the fourth quarter of 2022. The sales and marketing expenses in the fourth quarter of 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products, which led to a lower base.

Research and development expenses for the fourth quarter of 2023 were RMB40.9 million (US$5.8 million), including RMB6.0 million (US$0.9 million) of share-based compensation expenses, representing a year-over-year decrease of 21.0% from RMB51.8 million in the fourth quarter of 2022. The decrease was primarily due to staff optimization in line with business adjustment.

General and administrative expenses for the fourth quarter of 2023 were RMB52.0 million (US$7.3 million), including RMB7.7 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 27.4% from RMB71.6 million in the fourth quarter of 2022. The decrease was primarily due to the decrease of share-based compensation compared with the same period last year.

Loss from Operations

Loss from operations for the fourth quarter of 2023 was RMB102.3 million (US$14.4 million), compared with RMB120.3 million in the fourth quarter of 2022. Loss from operations as a percentage of net revenues for the fourth quarter of 2023 was negative 216.0%, compared with negative 304.2% in the fourth quarter of 2022.

Net Loss

Net loss for the fourth quarter of 2023 was RMB98.4 million (US$13.9 million), compared with net loss of RMB103.1 million in the fourth quarter of 2022. Net loss as a percentage of net revenues was negative 207.9% in the fourth quarter of 2023, compared with negative 260.7% in the fourth quarter of 2022.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the fourth quarter of 2023 was RMB81.8 million (US$11.5 million), compared with adjusted net loss (non-GAAP) of RMB70.1 million in the fourth quarter of 2022. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 172.8% in the fourth quarter of 2023, compared with negative 177.3% of adjusted net loss as a percentage of net revenues in the fourth quarter of 2022.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Fiscal Year 2023 Unaudited Financial Results

Net Revenues

Net revenues in 2023 were RMB171.0 million (US$24.1 million), representing a year-over-year decrease of 67.8% from RMB531.1 million in 2022, mainly due to the cessation of our personalized self-directed leaning products as we focus on our core teaching and learning SaaS business.

Cost of Revenues

Cost of revenues in 2023 was RMB90.3 million (US$12.7 million), representing a year-over-year decrease of 56.2% from RMB206.2 million in 2022, which was largely in line with the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit in 2023 was RMB80.7 million (US$11.4 million), representing a year-over-year decrease of 75.2% from RMB324.9 million in 2022.

Gross margin in 2023 was 47.2%, compared with 61.2% in 2022.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the years indicated (in thousands, except for percentages):

	For the year ended December 31,
	2022		2023			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	79,129	14.9%	101,260	14,262	59.2%	28.0%
Research and development expenses	235,846	44.4%	167,932	23,653	98.2%	-28.8%
General and administrative expenses	221,029	41.6%	154,261	21,727	90.2%	-30.2%
Total operating expenses	536,004	100.9%	423,453	59,642	247.6%	-21.0%

Total operating expenses in 2023 were RMB423.5 million (US$59.6 million), representing a year-over-year decrease of 21.0% from RMB536.0 million in 2022.

Sales and marketing expenses in 2023 were RMB101.3 million (US$14.3 million), representing a year-over-year increase of 28.0% from RMB79.1 million in 2022. The sales and marketing expenses in 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products, which led to a lower base.

Research and development expenses in 2023 were RMB167.9 million (US$23.7 million), representing a year-over-year decrease of 28.8% from RMB235.8 million in 2022. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses in 2023 were RMB154.3 million (US$21.7 million), representing a year-over-year decrease of 30.2% from RMB221.0 million in 2022. The decrease was primarily due to the decrease of share-based compensation compared with the same period last year.

Loss from Operations

Loss from operations in 2023 was RMB342.8 million (US$48.3 million), compared with RMB211.1 million in 2022. Loss from operations as a percentage of net revenues in 2023 was negative 200.5%, compared with negative 39.8% in 2022.

Net Loss

Net loss in 2023 was RMB311.8 million (US$43.9 million), representing a year-over-year increase of 75.3% from RMB177.9 million in 2022. Net loss as a percentage of net revenues was negative 182.4% in 2023, compared with negative 33.5% in 2022.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2023 was RMB228.1 million (US$32.1 million), compared with adjusted net loss (non-GAAP) of RMB48.3 million in 2022.

Cash and Cash Equivalents, Restricted Cash, Short-term Investments, and Term Deposit

Cash and cash equivalents, restricted cash, short-term investments and term deposit were RMB476.7 million (US$67.1 million) as of December 31, 2023, compared with RMB737.7 million as of December 31, 2022.

Founder’s Subscription of Ordinary Shares

The Company and Mr. Andy Chang Liu, Founder, Chairman and Chief Executive Officer of the Company, entered into a share purchase agreement, pursuant to which the Company proposed to issue, and Mr. Andy Chang Liu proposed to subscribe for 58,453,168 Class B ordinary shares of the Company at a subscription price of the average closing price per ordinary share for the 30 trading days preceding the date of the share purchase agreement, pursuant and subject to, and consistent with, applicable laws, the Nasdaq rules and the Company’s securities trading policies. Following the share subscription, Mr. Liu will beneficially own approximately 26.2% of the Company’s total issued and outstanding share capital. This share subscription demonstrates Mr. Liu’s confidence in the value and long-term growth of the Company.

Conference Call Information

The Company will hold a conference call on Wednesday, March 20, 2024 at 9:00 p.m. U.S. Eastern Time (Thursday, March 21, 2023 at 9:00 a.m. Beijing time) to discuss the financial results for the fourth quarter of 2023.

Please note that all participants will need to preregister for the conference call participation by navigating to https://edge.media-server.com/mmc/p/pkh26d77.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	707,895	306,929	43,230
Restricted cash	10,231	—	—
Short-term investments	19,531	—	—
Term deposit	—	169,756	23,910
Accounts receivable	34,824	59,206	8,339
Prepaid expenses and other current assets	140,894	94,835	13,357
Total current assets	913,375	630,726	88,836
Non-current assets
Property and equipment, net	32,295	32,013	4,509
Right-of-use assets	30,052	20,007	2,818
Other non-current assets	4,802	1,780	251
TOTAL ASSETS	980,524	684,526	96,414
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	153,023	128,001	18,029
Deferred revenue and customer advances, current	42,385	44,949	6,331
Operating lease liabilities, current	18,719	7,647	1,077
Total current liabilities	214,127	180,597	25,437

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	7,534	9,660	1,361
TOTAL LIABILITIES	221,661	190,257	26,798
SHAREHOLDERS' EQUITY
Class A ordinary shares	300	305	43
Class B ordinary shares	38	38	5
Treasury stock	(21)	(97)	(14)
Additional paid-in capital	10,954,822	10,987,407	1,547,544
Accumulated other comprehensive income	62,689	77,363	10,896
Accumulated deficit	(10,258,965)	(10,570,747)	(1,488,858)
TOTAL SHAREHOLDERS' EQUITY	758,863	494,269	69,616
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,524	684,526	96,414

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	39,556	47,346	6,669
Cost of revenues	(18,938)	(26,775)	(3,771)
Gross profit	20,618	20,571	2,898
Operating expenses (Note 1)
Sales and marketing expenses	(17,562)	(29,903)	(4,212)
Research and development expenses	(51,792)	(40,930)	(5,765)
General and administrative expenses	(71,607)	(52,000)	(7,324)
Total operating expenses	(140,961)	(122,833)	(17,301)
Loss from operations	(120,343)	(102,262)	(14,403)
Interest income	4,705	5,805	818
Foreign currency exchange loss	—	(873)	(123)
Other income (loss), net	12,500	(1,111)	(156)
Loss before provision for income tax	(103,138)	(98,441)	(13,864)
Income tax expenses	—	—	—
Net loss	(103,138)	(98,441)	(13,864)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(103,138)	(98,441)	(13,864)
Net loss per ordinary share
Basic and diluted	(0.21)	(0.23)	(0.03)
Net loss per ADS (Note 2)
Basic and diluted	(10.50)	(11.50)	(1.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	492,323,728	434,815,360	434,815,360

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	5,268	2,906	409
Research and development expenses	7,352	6,034	850
General and administrative expenses	20,385	7,706	1,085
Total	33,005	16,646	2,344

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net loss	(103,138)	(98,441)	(13,864)
Share-based compensation	33,005	16,646	2,344
Income tax effect	—	—	—
Adjusted net loss	(70,133)	(81,795)	(11,520)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	531,064	170,962	24,079
Cost of revenues	(206,208)	(90,259)	(12,713)
Gross profit	324,856	80,703	11,366
Operating expenses (Note 1)
Sales and marketing expenses	(79,129)	(101,260)	(14,262)
Research and development expenses	(235,846)	(167,932)	(23,653)
General and administrative expenses	(221,029)	(154,261)	(21,727)
Total operating expenses	(536,004)	(423,453)	(59,642)
Loss from operations	(211,148)	(342,750)	(48,276)
Interest income	11,352	27,811	3,917
Foreign currency exchange gain (loss)	159	(801)	(113)
Other income, net	21,765	3,958	557
Loss before provision for income tax	(177,872)	(311,782)	(43,915)
Income tax expenses	—	—	—
Net loss	(177,872)	(311,782)	(43,915)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(177,872)	(311,782)	(43,915)
Net loss per ordinary share
Basic and diluted	(0.35)	(0.68)	(0.10)
Net loss per ADS (Note 2)
Basic and diluted	(17.50)	(34.00)	(5.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	502,801,926	458,636,327	458,636,327

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	17,305	17,243	2,429
Research and development expenses	28,624	26,954	3,796
General and administrative expenses	83,629	39,498	5,563
Total	129,558	83,695	11,788

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net loss	(177,872)	(311,782)	(43,915)
Share-based compensation	129,558	83,695	11,788
Income tax effect	—	—	—
Adjusted net loss	(48,314)	(228,087)	(32,127)